SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934

                                 SCHEDULE 13D

                         BluePoint Linux Software Corp.
                         ------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   095913 10 9
                                 --------------
                                 (CUSIP Number)

                                     Yu Deng
                4F., Xinyang Building, Bagua 4th Road, Shenzhen,
                                Guangdong 518029
                                   P.R. China
                                 011867552450750
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 May 24th, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

---------------------                                          -----------------
CUSIP NO. 095913 10 9             SCHEDULE 13D                 Page 2 of 5 Pages
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1   NAMES OF REPORTING PERSONS

    Xin Liu
    Jun Liu
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Xin Liu    PF
    Jun Liu    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Peoples Republic of China
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     Xin Liu 6,000,000 shares  29.4%
                     Jun Liu 5,400,000 shares  26.5%
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     Xin Liu 0 shares
     OWNED BY        Jun Liu 0 shares
       EACH          ---------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
      PERSON         Xin Liu 6,000,000 shares  29.4%
       WITH          Jun Liu 5,400,000 shares  26.5%
                     ---------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     Xin Liu 0 shares
                     Jun Liu 0 shares
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Xin Liu 6,000,000 shares  29.4%
    Jun Liu 5,400,000 shares  26.5%
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Xin Liu 29.4%
    Jun Liu 26.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    Xin Liu IN
    Jun Liu IN
    --------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 095913 10 9             SCHEDULE 13D                 Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This statement relates to all Class A Common Stock of BluePoint Linux Software Corporation, 4F., Xinyang Building, Bagua 4th Road, Shenzen, Guangdong 518029, Peoples Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

     Xin Liu
     8F., Xinyang Building
     Bagua 4th Road
     Futian District
     Shenzhen, P.R. China
     Xin Liu is presently employed as Chairman of the Board of Launch Tech Co., Ltd., 8F., Xinyang Building, Bagua 4th Road, Futian District, Shenzhen, P.R. China.

     Xin Liu has no criminal convictions in the five years preceding filing.

     Xin Liu has not been a party to a civil or administrative proceeding in the five years preceding filing related to federal or state securities laws.

     Xin Liu is a citizen of the Peoples Republic of China.

     Jun Liu
     6F., Xinyang Building
     Bagua 4th Road, Futian District
     Shenzhen, P.R. China

     Jun Liu is presently employed as general manager of Launch Tech Co., Ltd., 6F., Xinyang Building, Bagua 4th Road, Futian District, Shenzhen, P.R. China.

     Jun Liu has no criminal convictions in the five years preceding filing.

     Jun Liu has not been a party to a civil or administrative proceeding in the five years preceding filing related to federal or state securities laws.

     Jun Liu is a citizen of the Peoples Republic of China.

     Mr. Jun Liu and Mr. Xin Liu are brothers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In consideration for the acquisition of 6,000,000 shares of Class A common stock of BluePoint Linux Software Corporation, Xin Liu paid 526,315 Yuan, or approximately USD $64,185.00, from personal funds. No portion of the purchase price was borrowed or otherwise obtained by Xin Liu for the purpose of acquiring, holding, trading, or voting the securities.

     In consideration for the acquisition of 5,400,000 shares of Class A common stock of BluePoint Linux Software Corporation, Jun Liu paid 473,685 Yuan, or approximately USD $57,766.00, from personal funds. No portion of the purchase price was borrowed or otherwise obtained by Jun Liu for the purpose of acquiring, holding, trading, or voting the securities.

---------------------                                          -----------------
CUSIP NO. 095913 10 9             SCHEDULE 13D                 Page 4 of 5 Pages
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

     Xin Liu and Jun Liu acquired the securities of BluePoint Linux Software Corporation for the purpose of acquiring majority control of the issuer. Pursuant to a stock purchase agreement, current directors Zhe Kang, Lin Li, and Yihuo Ye will resign their positions and sever affiliations with the issuer. Pursuant to Indiana law, the remaining directors are expected to appoint Xin Liu and Jun Liu to the board of directors to fill the anticipated vacancies until director elections can be conducted at the annual shareholder meeting. No extraordinary corporate changes or changes in capitalization and securities registration are intended at this time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Pursuant to the stock purchase agreement, Xin Liu, individually, will become the beneficial owner of 6,000,000 shares of Class A common stock of the issuer, representing 29.4% of the total issued and outstanding common stock. Xin Liu has sole power to vote or dispose the 6,000,000 shares acquired. Xin Liu has no rights to acquire additional shares of the issuer and has not engaged in any transaction within the past sixty days in connection with securities of the issuer not otherwise herein disclosed. No other person or entity has the right to receive or direct the receipt of dividends or proceeds from the sale of securities herein disclosed.

     Pursuant to the stock purchase agreement, Jun Liu, individually, will become the beneficial owner of 5,400,000 shares of Class A common stock of the issuer, representing 26.5% of the total issued and outstanding common stock. Xin Liu has sole power to vote or dispose the 5,400,000 shares acquired. Xin Liu has no rights to acquire additional shares of the issuer and has not engaged in any transaction within the past sixty days in connection with securities of the issuer not otherwise herein disclosed. No other person or entity has the right to receive or direct the receipt of dividends or proceeds from the sale of securities herein disclosed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contract, agreement, arrangement, or understanding exists between Xin Liu and Jun Liu or any other third party with regard to the securities of the issuer save the stock purchase agreement referenced herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The stock purchase agreement entered into by Yu Deng, Shengmiao Liao, Zhe Kang, Lin Li, Yihuo Ye and Xin Liu and Jun Liu is written entirely in simplified Chinese characters. A brief synopsis of the agreement is as follows.

     The agreement provides for the sale and transfer of 11,400,000 shares of common stock in BluePoint Linux Software Corporation. Yu Deng, Shengmiao Liao, Zhe Kang, Lin Li, and Yihuo Ye agree to sell cumulatively and Xin Liu and Jun Liu agree to purchase cumulatively 11,400,000 shares of common stock for a total sales price of 1,000,000 Yuan. (USD$1 = approx. 8.2 Yuan) Of the 11,400,000 shares to be sold, Xin Liu agrees to purchase 6,000,000 shares and Jun Liu agrees to purchase 5,400,000 shares. Zhe Kang, Lin Li, and Yihuo Ye agree to resign all positions held with BluePoint Linux Software Corp. and are subject to confidentiality agreements and non-competition agreements for a period of two years.

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CUSIP NO. 095913 10 9             SCHEDULE 13D                 Page 5 of 5 Pages
---------------------                                          -----------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Xin Liu                         06/07/2002
----------------------------        -------------
Xin Liu                             Date


/s/ Jun Liu                         06/07/2002
----------------------------        -------------
Jun Liu                             Date

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).